EX-99.77D POLICIES

SUB-ITEM 77D:  Policies with respect to security investments

PIA Short-Term Securities Fund

Effective March 30, 2007, the Fund’s non-fundamental investment policy will no longer require the Fund to invest any set percentage of its net assets in U.S. government securities, although the Fund will continue to emphasize short-term investment grade debt securities.  The new policy is as follows:

The Short-Term Securities Fund seeks a high level of current income, consistent with low volatility of principal through investing in short-term investment grade debt securities.  The Fund will normally invest at least 80% of its net assets in short-term securities having a duration of less than three years.